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                          June 15, 2021

       Justin Schreiber
       Chief Executive Officer
       LifeMD, Inc.
       800 Third Avenue, Suite 2800
       New York, NY 10022

                                                        Re: LifeMD, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 8, 2021
                                                            File No. 333-256911

       Dear Mr. Schreiber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Anthony J. Marsico,
Esq.